Exhibit 99.1

May 28, 2024

Dear Shareholder:

You are cordially invited to attend the 2024 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Manchester United plc (“Manchester United”), to be held at 3:30 p.m., local time, on June 25, 2024, in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Notice of 2024 Annual General Meeting of Shareholders and Proxy Statement.

It is important that your Class A ordinary shares are represented at the 2024 Annual General Meeting, regardless of the number of Class A ordinary shares you hold or whether or not you plan to attend the meeting in person. Accordingly, please authorize a proxy to vote your Class A ordinary shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your Class A ordinary shares in person if you subsequently choose to attend the Annual General Meeting.

Thank you for your continued support. We look forward to seeing you at our 2024 Annual General Meeting of Shareholders.

Yours sincerely,

Jean-Claude Blanc

Chief Executive Officer

NOTICE OF

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

Notice is hereby given that the 2024 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Manchester United plc, an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands (the “Company”), will be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on June 25, 2024, at 3:30 p.m., local time, for the following purposes:

1.	To elect ten (10) directors for a one-year term and until the election and qualification of their respective successors in office; and

2.	To transact such other business as may properly come before the Annual General Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 10, 2024, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement for the Annual General Meeting. On or about May 29, 2024, we intend to mail to our shareholders of record as of the Record Date a Notice of Internet Availability of Proxy Materials (the “Notice”) containing instructions on how to access the Proxy Statement and the Annual Report for the fiscal year ended June 30, 2023 (the “2023 Annual Report”). The Notice also provides instructions on how to vote online and includes instructions on how to receive a paper copy of the proxy materials by mail.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MANCHESTER UNITED PLC

June 25, 2024

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at

http://www.proxyvote.com

YOUR VOTE IS IMPORTANT

Based on current New York Stock Exchange rules your broker will NOT be able to vote your Class A ordinary shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your Class A ordinary shares and exercise your right as a shareholder.

If you are a shareholder of record as of April 10, 2024 (the “Record Date”), you will be admitted to the Annual General Meeting upon presenting a form of photo identification. If you own Class A ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the meeting upon presenting a form of photo identification and proof of share ownership or a valid proxy signed by the record holder. A recent brokerage statement or a letter from a bank or broker are examples of proof of share ownership for this purpose.

Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your Class A ordinary shares as soon as possible to ensure that your ordinary shares are represented at the Annual General Meeting. Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting their Class A ordinary shares at the Annual General Meeting.

By Order of the Board of Directors,

Jean-Claude Blanc

Chief Executive Officer

Manchester, United Kingdom

May 28, 2024

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Manchester United plc (the “Company,” “Manchester United,” “we” or “us”) for use at the 2024 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held in the offices of Woods Oviatt Gilman LLP, 1900 Bausch and Lomb Place, Rochester, New York 14604, on June 25, 2024, at 3:30 p.m., local time, and any adjournment or postponement thereof. We expect to first make this Proxy Statement available, together with our Annual Report for the fiscal year ended June 30, 2023 (the “2023 Annual Report”), to shareholders on or about May 28, 2024.

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to comply with U.S. federal proxy requirements.

Record Date

The Board of Directors has fixed the close of business on April 10, 2024, as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of Class A ordinary shares and Class B ordinary shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

Internet Availability of Annual General Meeting Materials

We have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our shareholders of record as of the Record Date. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their ordinary shares.

We intend to mail the Notice on or about May 29, 2024, to all shareholders of record entitled to vote at the Annual General Meeting.

Who May Vote

Only holders of record of our Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting. On the Record Date, 54,918,234 Class A ordinary shares were issued and outstanding and 114,301,320 Class B ordinary shares were issued and outstanding. Each Class A ordinary share is entitled to one vote at the Annual General Meeting, and each Class B ordinary share is entitled to ten votes at the Annual General Meeting.

What Constitutes a Quorum

Shareholders may not take action at the Annual General Meeting unless there is a quorum present at the meeting. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, there are present in person or by proxy at least a majority of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. Broker non-votes (as described below) will not be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. Abstentions will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares. An abstention occurs when a shareholder withholds such shareholder’s vote by checking the “ABSTAIN” box on the proxy card, or similarly elects to abstain via Internet or telephone voting.

Based on current New York Stock Exchange (“NYSE”) rules, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposal to elect directors (Proposal 1). Abstentions and broker non-votes have no effect on the outcome of Proposal 1.

Vote Required

Proposal No. 1: Under applicable Cayman Islands law and our Amended and Restated Memorandum and Articles of Association (our “Articles”), directors are elected by a simple majority vote of all votes cast at the Annual General Meeting, if a quorum is present. Our Articles do not provide for cumulative voting.

Voting Process and Revocation of Proxies

If you are a shareholder of record, there are three ways to vote by proxy:

•	By Internet – You can vote over the Internet at http://proxyvote.com by following the instructions in the Notice or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials. We encourage you to vote by Internet even if you received proxy materials in the mail.

•	By Telephone – You may vote and submit your proxy by calling toll-free 1-800-690-6903 and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•	By Mail – If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

•	In person – If you choose to vote in person at the Annual General Meeting, you must first pre-register via email. Please send your contact information including your name and phone number to IR@manutd.co.uk.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Daylight Time on June 24, 2024. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your Class A ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit proxy voting instructions but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of the nominees for director.

It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

•	attending the Annual General Meeting and voting in person;

•	voting again by the Internet or telephone (only the last vote cast by each shareholder of record will be counted), provided that the shareholder does so before 11:59 p.m. Eastern Daylight Time on June 24, 2024);

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge, at 51 Mercedes Way, Edgewood, New York 11717.

If you are a registered holder, you may request a new proxy card by calling Broadridge at 1-800-690-6903 or visit http:// www.proxyvote.com to submit a request online.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the Class A ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting. Your last vote, prior to or at the Annual General Meeting, is the vote that will be counted.

Attendance at the Annual General Meeting

Only shareholders or their legal proxy holders are invited to attend the Annual General Meeting. To be admitted to the Annual General Meeting, you will first need to pre-register your contact details via email to IR@manutd.co.uk. Please include your cell phone number. When you attend the AGM, please remember to bring a form of photo identification (such as a driver’s license or passport), and if you hold your Class A ordinary shares in street name you must also bring valid proof of ownership of our Class A ordinary shares or a valid legal proxy. If you are a shareholder of record, you will be admitted to the meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your Class A ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker is sufficient proof of ownership to be admitted to the meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting. Attendees may be asked to pass through security prior to entering the Annual General Meeting.

Representatives of PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, may attend the Annual General Meeting along with certain members of management of the Company and outside counsel.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Board Composition and Election of Directors

Our Board of Directors has nominated the following ten (10) individuals as nominees for election as members of our Board of Directors at the Annual General Meeting, to serve one-year terms:

•	Avram Glazer
•	Joel Glazer
•	Kevin Glazer
•	Bryan Glazer
•	Darcie Glazer Kassewitz
•	Edward Glazer
•	Rob Nevin
•	John Reece
•	Robert Leitão
•	John Hooks

Each of these nominees currently serves as a member of our Board of Directors.

The management of our Company is vested in the Board of Directors. Our Articles provide that our Board of Directors must be composed of at least one member, and that the total number is to be fixed by resolution of the shareholders. Members of our Board of Directors are elected each year for one-year terms by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any annual general meeting. Members of our Board of Directors may also be appointed, removed and/or replaced by an ordinary resolution of the shareholders or by written notice delivered to the Company from time to time by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting, to serve until the next annual general meeting.

The following table lists each of our nominees for the Board of Directors, and their respective ages and current positions with the Company:

Name	Age	Position
Avram Glazer	63	Executive Co-Chairman and Director
Joel Glazer	57	Executive Co-Chairman and Director
Kevin Glazer	62	Director
Bryan Glazer	59	Director
Darcie Glazer Kassewitz	55	Director
Edward Glazer	54	Director
Rob Nevin	65	Director
John Reece	67	Director
Robert Leitão	60	Independent Director
John Hooks	67	Independent Director

The following is a brief biography of each of our nominees to the Board of Directors:

Avram Glazer, aged 63, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer currently serves as Chairman of the Board of Directors of Innovate Corp. Mr. Glazer previously served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 57, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers, Chairman of the NFL International Committee, as well as a member of the Finance, Media, Legalized Sports Betting Committees, and the NFL Management Council Executive Committee. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Kevin Glazer, aged 62, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chairman of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 59, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and serves on the NFL’s O&O Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 55, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is an Owner and President of the Tampa Bay Buccaneers Foundation, President of the Glazer Vision Foundation and President of the Glazer Family Foundation. Ms. Glazer Kassewitz is a member of the NFL Diversity, Equity and Inclusion Committee. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 54, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

Rob Nevin, aged 65, is a Director of the Company. He is currently Chairman of INEOS’ Nitriles, Phenol, Acetyls and Inovyn businesses. Rob joined INEOS from BP in 2005 where he held a number senior engineering, commercial and general management roles. He has subsequently held various Chairman and CEO roles across the INEOS Group. Rob is Chairman of INEOS Sport with oversight of the INEOS sports portfolio.

John Reece, aged 67, is a Director of the Company. He is currently a co-owner of INEOS. He initially joined INEOS as Finance Director in 2000. Prior to joining INEOS, he was a partner with PricewaterhouseCoopers, where he advised companies in the chemicals industry.

Robert Leitão, aged 60, is an Independent Director of the Company. Mr. Leitão is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group, and Co-Chairman of the Rothschild & Co Group Executive Committee. He is also Head of Rothschild & Co’s Global Advisory business, worldwide, and Chief Executive of NM Rothschild & Sons. During his 30 year career as a senior Mergers & Acquisitions banker and capital markets expert, Mr. Leitão has advised clients on more than 200 transactions around the world. Prior to joining Rothschild & Co in 1998, Mr. Leitão was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Mr Leitão also serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre of Entrepreneurs.

John Hooks, aged 67, is an Independent Director of the Company. He has been in the luxury fashion industry for over 40 years and has held positions in some of the sector's most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT's regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Retail Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company's global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014 he was Group President of Ralph Lauren Europe and the Middle East. Mr. Hooks is currently CEO of Pacific Global Management (PGM). He is also on the board of Miroglio Fashion and is a senior advisor to McKinsey & Company.

Messrs. Leitão and Hooks satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE rules. Each of Messrs. Leitão and Hooks serve on our Audit Committee. Mr. Leitão serves as the Chairman of the Audit Committee and qualifies as an “audit committee financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act.

Our Board of Directors has no reason to believe that any of the nominees listed above would be unable to serve as a director of the Company. If, however, any nominee were to become unable to serve as a director, the proxy holders will have discretionary authority to vote for a substitute nominee. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of the above nominated individuals.

Vote Required and Board Recommendation

If a quorum is present, directors are elected by a simple majority vote of all votes cast at the Annual General Meeting. Abstentions and broker non-votes will have no effect on the vote.

Our Board of Directors unanimously recommends a vote “FOR” the election of the ten (10) nominees named above. Unless contrary voting instructions are provided, the persons named as proxies will vote “FOR” the election of the ten (10) nominees named above to hold office as directors until the 2025 Annual General Meeting of shareholders and until the election and qualification of their respective successors in office.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Manchester United plc

Sir Matt Busby Way, Old Trafford,

Manchester, England, M16 0RA
Attn: Investor Relations

IR@manutd.co.uk

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Annual General Meeting other than those described herein. If any other business properly comes before the shareholders at the Annual General Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

ADDITIONAL INFORMATION

Copies of the 2023 Annual Report, which includes audited financial statements, are being provided to shareholders of the Company with this Proxy Statement.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

Manchester, United Kingdom

May 28, 2024